UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, July 30, 2015, and entitled “Orbotech Reports Second Quarter 2015 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Reconciliation of GAAP Net Income to Credit Facility EBIDTA.

7.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS SECOND QUARTER 2015 RESULTS

2015 second quarter highlights compared with 2014 second quarter

•	Revenues of $189 million, compared with $113 million
•	Gross profit margin of 45.4%, compared with 43.0%
•	Non-GAAP EPS of $0.53 (diluted), compared with $0.25
•	GAAP EPS of $0.30 (diluted), compared with $0.20
•	Cash generated from operations of $25.3 million, compared with $11.6 million

2015 third quarter guidance

•	Revenue range: $182 million to $190 million
•	Gross margin: approximately 45%.

YAVNE, ISRAEL, JULY 30, 2015 | ORBOTECH LTD. (NASDAQ: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2015.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We reported solid results for the second quarter of 2015. The industries we serve enjoyed positive momentum. The level of activity in the printed circuit board industry improved in line with our expectations, and the flat panel display and semiconductor device markets continued to reflect strong underlying demand.”

Mr. Levy added: “Our industry leadership positions have enabled us to capitalize successfully on these positive trends and to deliver revenue growth, profit margin enhancement and strong cash flow generation. As we approach the first anniversary of the SPTS acquisition, we are pleased to reflect on the success of that acquisition, its contribution to our overall business and the scale and diversification benefits it has afforded Orbotech. We look forward to benefiting from these advantages as well as cross-divisional opportunities in the future.”

Revenues for the second quarter of 2015 totaled $189.0 million, compared with $113.2 million in the second quarter of 2014. Revenues for the quarter excluding the Company’s semiconductor device (“SD”) business (which was acquired in August 2014) totaled $128.5 million, up 13.5% from the second quarter of 2014.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the Company’s printed circuit board (“PCB”) business were $65.4 million, including $37.0 million in equipment sales, in the second quarter of 2015. This compares to PCB revenues of $77.2 million (including $48.5 million in equipment sales) in the second quarter of 2014.
-	Revenues from the Company’s flat panel display (“FPD”) business were $53.6 million, including $44.4 million in equipment sales, in the second quarter of 2015. This compares to FPD revenues of $28.1 million (including $18.4 million in equipment sales) in the second quarter of 2014.
-	Revenues from the Company’s SD business were $60.6 million, including $45.7 million in equipment sales, in the second quarter of 2015. This compares to SD revenues of $37.1 million (including $21.5 million in equipment sales) in the second quarter of 2014, and before the acquisition.

Revenues in the Company’s other segments were $9.4 million in the second quarter of 2015, compared with $7.9 million in the second quarter of 2014.

Service revenues for the second quarter of 2015 were $54.4 million, compared with $39.9 million in the second quarter of 2014.

Revenues for the first six months of 2015 totaled $373.4 million, compared with $218.0 million in the first six months of 2014 (or $251.8 million excluding the Company’s SD business, up 15.5% from the first six months of 2014).

Gross profit and gross margin in the second quarter of 2015 were $85.8 million and 45.4%, respectively, compared with $48.7 million and 43.0%, respectively, in the second quarter of 2014. Gross profit and gross margin in the first six months of 2015 were $168.8 million and 45.2%, respectively, compared with $94.3 million and 43.3%, respectively, in the first six months of 2014.

GAAP net income for the second quarter of 2015 was $13.0 million, or $0.30 per share (diluted), up from $8.6 million, or $0.20 per share (diluted), for the second quarter of 2014. GAAP net income for the first six months of 2015 was $24.8 million, or $0.58 per share (diluted), up from $14.9 million, or $0.35 per share (diluted), for the first six months of 2014. GAAP net income for the second quarter and the first six months of 2015 included a pre-tax gain of approximately $0.6 million related to the sale of the Thermal Products business.

Adjusted EBITDA (as defined) and adjusted EBITDA margin for the second quarter of 2015 were $36.6 million and 19.4%, respectively, up from $14.1 million and 12.5%, respectively, in the second quarter of 2014. Adjusted EBITDA and adjusted EBITDA margin for the first six months of 2015 were $70.5 million and 19.0%, respectively, up from $26.6 million and 12.2%, respectively, in the first six months of 2014.

Non-GAAP net income and Non-GAAP net income margin for the second quarter of 2015 were $22.9 million and 12.1%, respectively, compared with $10.5 million and 9.3%, for the second quarter of 2014. Non-GAAP net income and Non-GAAP net income margin for the first six months of 2015 were $43.7 million and 11.7%, respectively, compared with $18.7 million and 8.6%, for the first six months of 2014.

Non-GAAP earnings per share (diluted) for the second quarter of 2015 was $0.53, compared with $0.25 per share (diluted), for the second quarter of 2014. Non-GAAP earnings per share (diluted) for the first six months of 2015 was $1.01, compared with $0.44 per share (diluted), for the first six months of 2014.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release (the “Reconciliation”).

As of June 30, 2015, the Company had cash, cash equivalents, short-term bank deposits and marketable securities of approximately $196.3 million, and debt of $278.5 million. In the second quarter of 2015, the Company generated cash from operations of $25.3 million, received $10 million in cash representing the first installment of the consideration of the sale of the Thermal Products business and repaid $20 million of its term loan.

Third Quarter Guidance

The Company expects revenues for the third quarter of 2015 to be in the range of $182 million to $190 million and gross margin of approximately 45%.

Conference Call

An earnings conference call for the Company’s second quarter 2015 results is scheduled for today, July 30, 2015 at 9:00 a.m. EDT. The dial-in number for the conference call is 1-630-395-0139 or (US toll-free) 888-469-078 and a replay will be available on telephone number +1-203-369-0930 or (US toll-free) 866-430-4730 until August 17, 2015. The pass code is Q2. A live webcast of the conference call can also be heard by accessing the Company’s website here: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=5196778. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	June 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$168,797	$136,367
Restricted cash	12,979	10,000
Short-term bank deposits	8,535	10,000
Accounts receivable:
Trade	241,567	248,071
Other	49,957	39,076
Deferred income taxes	7,124	8,213
Inventories	142,250	157,030

Total current assets	631,209	608,757
INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,966	5,890
Funds in respect of employee rights upon retirement	10,062	9,755
Deferred income taxes	11,540	13,067
Equity method investee and other recievable	9,440	8,926
Deferred financing costs	6,432	7,470

	43,440	45,108
PROPERTY, PLANT AND EQUIPMENT, net	52,055	55,580
OTHER INTANGIBLE ASSETS, net	123,830	145,082
GOODWILL	170,177	179,445

Total assets	$1,020,711	$1,033,972

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$9,762	$2,636
Accounts payable and accruals:
Trade	51,797	64,683
Other	76,476	81,747
Deferred income	29,503	38,008

Total current liabilities	167,538	187,074
LONG-TERM LIABILITIES:
Long-term loan	266,372	293,851
Liability for employee rights upon retirement	23,256	22,763
Deferred income taxes	18,328	20,185
Other tax liabilities	12,700	13,218

Total long-term liabilities	320,656	350,017

Total liabilities	488,194	537,091
EQUITY:
Share capital	2,187	2,163
Additional paid-in capital	300,942	293,056
Retained earnings	328,755	303,950
Accumulated other comprehensive income (loss)	780	(1,980)

	632,664	597,189
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	533,125	497,650
Non-controlling interest	(608)	(769)

Total equity	532,517	496,881

Total liabilities and equity	$1,020,711	$1,033,972

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2015	2014	2015	2014
Revenues	$373,779	$217,978	$188,995	$113,185
Cost of revenues	204,938	123,649	103,231	64,513

Gross profit	168,841	94,329	85,764	48,672

Operating expenses:

Research and development, net	50,819	37,571	25,040	19,110
Selling, general and administrative	59,027	40,166	30,055	20,574
Equity in earnings of Frontline	(2,222)	(3,558)	(1,351)	(2,054)
Amortization of intangible assets	16,028	2,020	7,110	1,010
Gain from the sale of the Thermal activity	(628)		(628)

Total operating expenses	123,024	76,199	60,226	38,640

Operating income	45,817	18,130	25,538	10,032
Financial expenses (income) - net	12,268	(64)	5,796	(391)

Income before taxes on income	33,549	18,194	19,742	10,423
Taxes on income	8,368	2,991	6,616	1,641
Share in losses of equity method investee	215	213	115	144

Net income	24,966	14,990	13,011	8,638
Net income (loss) attributable to the non-controlling interests	161	111	8	46

Net income attributable to Orbotech Ltd.	$24,805	$14,879	$13,003	$8,592

Basic earnings per share	$0.59	$0.36	$0.31	$0.21

Diluted earnings per share	$0.58	$0.35	$0.30	$0.20

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	42,120	41,781	42,279	41,721
Diluted earnings per share	43,110	42,832	43,360	42,830

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2015	2014	2015	2014
Reported operating income on GAAP basis	$45,816	$18,130	$25,538	$10,032
Equity based compensation expenses	1,749	1,553	860	751
Amortization of intangible assets	16,028	2,020	7,110	1,010
Gain from the sale of the Thermal activity	(628)		(628)

Non-GAAP operating income	$62,965	$21,703	$32,880	$11,793

Reported net income attributable to Orbotech Ltd. on GAAP basis	$24,805	$14,879	$13,003	$8,592
Equity- based compensation expenses	1,749	1,553	860	751
Amortization of intangible assets	16,028	2,020	7,110	1,010
Gain from the sale of the Thermal activity	(628)		(628)
Tax adjustments re non-GAAP adjustments	1,511		2,460
Share in losses of associated company	215	213	115	144

Non-GAAP net income	$43,680	$18,665	$22,920	$10,497

Non-GAAP earnings per diluted share	$1.01	$0.44	$0.53	$0.25

Shares used in earnings per diluted share calculation-in thousands	43,110	42,832	43,360	42,830

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2015	2014	2015	2014
Net income attributable to Orbotech Ltd. on GAAP basis	$24,805	$14,879	$13,003	$8,592
Minority interest and equity losses	376	324	123	190
Taxes on income	8,368	2,991	6,616	1,641
Financial expenses, net	12,268	(64)	5,796	(391)
Depreciation and amortization	23,518	6,842	10,858	3,371
Gain from the sale of the Thermal activity	(628)		(628)
Equity- based compensation expenses	1,749	1,553	860	737

ADJUSTED EBITDA	$70,455	$26,525	$36,628	$14,140

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO CREDIT FACILITY EBITDA

U.S. dollars in thousands

(Unaudited)

12 months ended June 30
2015
Net income attributable to Orbotech Ltd. on GAAP basis	$45,307
Minority interest and equity losses	554
Tax expenses	8,796
Financial expenses	21,378
Depreciation and amortization	47,008
Equity- based compensation expenses	3,388
SPTS acquisition costs	6,761
SPTS full 12 months contribution (1)	(5,262)
Gain from the sale of the Thermal activity	(628)
Litigation expenses	1,090
Other (2)

CREDIT FACILITY EBITDA (3)	$128,391

(1)	The SPTS Acquisition was completed on August 7, 2014. This adjustment gives full year effect to the SPTS Acquisition by reflecting SPTS’s contribution to Credit Facility EBITDA for the period from July 1, 2014 to August 7, 2014, determined in accordance with the Credit Agreement. This adjustment has been derived from SPTS’s books and records, is unaudited and does not correspond to SPTS’s historical accounting periods. This presentation does not reflect our pro forma results and should not used as indicative of our future results. The positive contribution of SPTS to adjusted EBITDA and net income of Orbotech in the third quarter of 2014 after August 7, 2014 was greater than should be expected in a typical quarter, due to the timing of revenues and the mid-quarter closing of the SPTS acquisition.

(2)	Reflects adjustments permitted by the Credit Agreement, including with respect to employee and other matters.

(3)	Credit Facility EBITDA does not reflect any annualized expense reductions anticipated as a result of operational changes made as part of the SPTS Acquisition estimated by us in good faith as permitted by the Credit Agreement. Because we are in the preliminary stages of assessing our operations after the SPTS Acquisition, this adjustment does not include any amount of cost savings, business optimization opportunities or synergies that we believe may be available. Although we are carefully assessing the efficiency of our business, we may not identify or achieve any cost savings in the timeframe or amount we anticipate, if at all. Accordingly, you should not place undue reliance on our ability to achieve cost savings or synergies.

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	6 months ended June 30		3 months ended June 30
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	24,966	14,990	13,011	8,638
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,518	6,842	10,858	3,371
Compensation relating to equity awards granted to employees and others - net	1,749	1,553	860	737
Increase (decrease) in liability for employee rights upon retirement, net	(207)	(1,264)	(383)	(374)
Long- term loans discount amortization	397		277
Deferred financing costs amortization	1,038		726
Deferred income taxes	803	(95)	(1,531)	(350)
Amortization of premium and accretion of discount on marketable Securities, net	99	504	49	347
Equity in earnings of Frontline, net of dividend received	602	(458)	(34)	(263)
Other	614	441	115	235
Loss from sales of marketable securities
Gain from the sale of the Thermal activity	(628)		(628)
Decrease (increase) in accounts receivable:
Trade	5,558	7,029	7,226	(1,148)
Other	569	(2,476)	(2,524)	(3,082)
Increase (decrease) in accounts payable and accruals:
Trade	(12,887)	(940)	(15,198)	2,212
Deferred income and other	(9,552)	(8,781)	1,202	1,935
Decrease (increase) in inventories	10,274	(7,682)	11,246	(627)

Net cash provided by operating activities	46,913	9,663	25,272	11,631

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7,119)	(5,932)	(3,937)	(2,358)
Consideration received for the sale of the Thermal activity	10,000		10,000
Withdraw (placement) of bank deposits	1,465	12,074	(1,511)	15,598
Purchase of marketable securities	(154)	(14,242)	(154)	(11,752)
Redemption of marketable securities		8,838		6,083
SPTS net of cash acquired
Investment in equity method investee	(1,500)	(250)		(250)
Proceeds from disposal of property, plant and equipment		15		6
Increase (Decrease) in restricted cash	(2,979)		265
Increase in funds in respect of employee rights upon retirement	393	(72)	393	(2)

Net cash provided by investing activities	106	431	5,056	7,325

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs
Repayment of long-term loan	(20,750)		(20,000)
Employee stock options exercised	6,161	5,746	4,009	2,223
Acquisition of treasury shares		(12,993)		(8,819)

Net cash used in financing activities	(14,589)	(7,247)	(15,991)	(6,596)

Net increase in cash and cash equivalents	32,430	2,847	14,337	12,360
Cash and cash equivalents at beginning of period	136,367	161,155	154,460	151,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	168,797	164,002	168,797	164,002

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of associated company. The Company uses the non-GAAP measures indicated in the Reconciliation, which give full year effect to the SPTS Acquisition, to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA and Credit Facility EBITDA are each also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the Credit Agreement governing the term loan incurred in connection with the SPTS acquisition. Credit Facility EBITDA reflects additional adjustments to adjusted EBITDA permitted by the Credit Agreement as described in the Reconciliation and is calculated by adding adjusted EBITDA for the year ended December 31, 2014 to adjusted EBITDA for the six months ended June 30, 2015, and subtracting adjusted EBITDA for the six months ended June 30, 2014, and then further adjusting it as permitted by the Credit Agreement. Although the Company believes its presentation of each of adjusted EBITDA and Credit Facility EBITDA is useful, its adjusted EBITDA measure and Credit Facility EBITDA may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2014 and its other SEC filings.

Company Contact: Anat Earon-Heilborn Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 anat.earon-heilborn@orbotech.com	Ann Michael Senior Corporate Marketing Communications Manager Orbotech Ltd Tel: +972-8-942 3148 ann.michael@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: August 3, 2015